Mail Stop 4561
								November 14, 2005

By U.S. Mail and Facsimile to (781) 994-4710

James R. Jackson, Jr.
Vice President and Chief Financial Officer
MicroFinancial Incorporated
10M Commerce Way
Woburn, MA  01801

Re:	MicroFinancial Incorporated
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 30, 2005
	File No. 001-14771

Dear Mr. Jackson:

      We have reviewed your response filed with the Commission on October 12, 2005, and have the following additional comments. Please provide us with the requested information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies, Revenue Recognition page 15
1. We note your response to comment 1 of our letter dated
September
13, 2005. In your response you indicated that the historical experience relating to the expected cash flows to be received after the lease term is a consideration in the determination of the residual value of the leased asset. Please provide us with a sample calculation detailing how you determine the amounts to be recorded under a direct finance lease, including how the cash flows expected to be received after the lease term impact the recorded residual value.
2. We note your response to comment 2 from our letter dated
September
13, 2005. In your response you indicate that when a lessee continues to rent their equipment after the lease term expires, you record the equipment under operating lease at the lower of its original cost, fair value or present carrying amount. Please tell us how you determine the fair value of the equipment upon termination of the original finance lease. For example, do you take into consideration the rental payments that you expect to receive on a month-to-month basis in your determination of the equipment`s fair value?
3. Please revise future filings to provide the disclosures required by paragraph 23(b) of SFAS 13 with respect to your operating leases.

Results of Operations
Depreciation and Amortization, page 18
4. We note your response to comment 4 of our letter dated
September
13, 2005. Please tell us how you determined the estimated life of your service contracts to be 84 months considering the fact that customers are not subject to a "firm term document" and may cancel the contract without penalty after four years. Cite the authoritative literature you relied upon in making this determination.

Financial Statements

Note C - Net Investment in Leases, page F-14
5. We note your response to comments 5 and 6 of our letter dated September 13, 2005. In SAB Topic 6L.6 the staff expressed our belief that a registrant`s loan loss allowance methodology is considered valid when it accurately estimates the amount of loss contained in the portfolio. Thus, the staff normally would expect the registrant`s methodology to include procedures that adjust loan loss estimation methods to reduce differences between estimated losses and actual subsequent charge-offs, as necessary. Please tell us how you applied the guidance set forth in SAB Topic 6L when determining your allowance for credit losses. Specifically explain how your methodology has accurately estimated the amount of loss contained in your portfolio when your subsequent charge-offs have consistently exceeded your estimated losses. For example:

* As of December 31, 2002 you had a recorded allowance of $69 million, however your net charge-offs in the subsequent year totaled
$86 million.

* As of December 31, 2003 you had a recorded allowance of $43 million, however your net charge-offs in the subsequent year totaled
$76 million.

* Of your December 31, 2004 allowance balance of $15 million, you have already recorded net charge-offs of $12.4 million through the first six months of 2005.

Note E - Notes Payable and Subordinated Debt, page F-16
6. We note your response to comment 7 of our letter dated
September
13, 2005. Please tell us how you considered the guidance in paragraphs 12 - 32 of EITF 00-19 in determining the appropriate accounting treatment for these warrants.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Please provide us drafts of your proposed revisions, where applicable, and any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3426 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Angela Connell
      Senior Accountant


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James R. Jackson, Jr.
MicroFinancial Incorporated
November 14, 2005
Page 1